UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)

   Benedetti, Laura L
   2732 Transit Road
   Buffalo, NY 14224

2. Issuer Name and Ticker or Trading Symbol

   Comptek Research, Inc. (CTK)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year

   08/00

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chief Financial Officer,
   Senior VP & Treasurer

7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  08/24/00    D    V   2,556.00      D   (1)         0.00           D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $5.6250         08/25/00       D     V                    10,000.00        04/15/98     04/15/07
to buy)
Incentive Stock Option (right  $5.6300         08/25/00       D     V                    8,540.00         07/26/97 (4) 07/26/06
to buy) (3)
Incentive Stock Option (right  $8.1250         08/25/00       D     V                    25,000.00        04/01/00 (4) 04/01/09
to buy)
Incentive Stock Option (right  $8.7500         08/25/00       D     V                    3,000.00         04/01/99 (4) 04/01/08
to buy) (3)
Incentive Stock Option (right  $10.2500        08/25/00       D     V                    1,200.00         11/01/99     11/01/09
to buy)
Non-Qualified Stock Option     $10.2500        08/25/00       D     V                    9,945.00         11/01/00     11/01/09
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  08/25/00  Common Stock                   10,000.00     (2)         0.00          D   Direct
to buy)
Incentive Stock Option (right  08/25/00  Common Stock                   8,540.00      (2)         0.00          D   Direct
to buy) (3)
Incentive Stock Option (right  08/25/00  Common Stock                   25,000.00     (2)         0.00          D   Direct
to buy)
Incentive Stock Option (right  08/25/00  Common Stock                   3,000.00      (2)         0.00          D   Direct
to buy) (3)
Incentive Stock Option (right  08/25/00  Common Stock                   1,200.00      (2)         0.00          D   Direct
to buy)
Non-Qualified Stock Option     08/25/00  Common Stock                   9,945.00      (2)         0.00          D   Direct
(right to buy)

Explanation of Responses:

(1)
Exchange of shares in tender offer pursuant to merger agreement between issuer and Northrop Grumman Corporation which provides for the exchange of each of issuer's shares for 0.2799 shares of Northrop Grumman having a market value of $74.1438 per share.
(2)
The option was surrendered to the issuer for a cash payment based on the difference between the exercise price of the option and
$20.75, representing the exchange value of the issuers' stock pursuant to the merger agreement between the issuer and Northrop
Grumman Corporation.
(3)
Stock options granted under the Comptek Research, Inc. Equity Incentive Plan in transaction exempt under Rule 16b-3.
(4)
One-third of total options exercisable per year commencing one year from the date of grant.

SIGNATURE OF REPORTING PERSON
/S/ Benedetti, Laura L
DATE